July 3, 2007

Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Toronto Stock Exchange

Dear Sirs:

Subject:      Zi Corporation (the "Corporation")

We hereby confirm the following materials were sent by prepaid first class mail on June 29, 2007 to the registered holders of Common shares of the Corporation:

  Notice of Annual and Special Meeting / Management Information Circular
  Instrument of Proxy
  2007 NI 51-102 Request Form
  Proxy Return Envelope

We further confirm that copies of items #1 - #3 of the above-noted materials were sent by courier on June 29, 2007 to each intermediary holding Common shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Michelle Chow"

Michelle Chow
Corporate Administrator
Corporate & Shareholder Services
Direct Dial (403) 261-6105
Email: chowm@olympiatrust.com